UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated July 28, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye strategic update

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Group")

Westonaria, 28 July 2014: As announced on 7 July 2016, Sibanye (JSE: SGL & NYSE: SBGL) is hosting a strategic update for investors, analysts and media at the Sibanye Academy near the Kloof Operations on 28 July 2016 and will be hosting an operational visit on 29 July 2016. The Company wishes to advise stakeholders that it will be releasing new material information on 28 July 2016, which may be price sensitive.

Stakeholders are therefore advised to take careful note of the contents of this release, and if requiring more detail, are recommended to participate in the live webcast of the presentations, at www.sibanyegold.co.za from 08:00 (CAT) on 28 July 2016. Recordings of the webcast and copies of the presentations will also be available on the Company's website after 28 July 2016. The presentations will provide a comprehensive update of the Group's strategic thrusts, operations and organic growth projects.

SALIENT POINTS
- Sibanye's current and future value creation strategy continues to be underpinned by:
  o Strongly cash generative gold operations
  o The Sibanye operating model and strong balance sheet
  o Gold projects in development with a post-tax NPV of approximately R7 billion (at R600,000/kg)
- The Group has delivered a total share price return of over 400% since listing and a compound annual total shareholder return of 55% over the last 3 years
- Sibanye's platinum assets are well positioned to deliver significant value in the medium term

Since its listing in February 2013 Sibanye has successfully created a solid operating base at its core operations of Beatrix, Driefontein and Kloof, by reducing costs and increasing production. It has also secured the longer term future of its Gold Division through the acquisitions of the Cooke surface and underground operations ("Cooke"), Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") in 2015. The acquisition of the Burnstone project that year, also provided a robust, short lead time growth project and expanded Sibanye's regional presence across the entire Witswatersrand Basin. Sibanye's strategy has resulted in production from the Gold Division increasing from approximately 1.2 Moz in 2012 (pre-unbundling from Gold Fields) to approximately 1.5 Moz in

2015, with gold Reserves increasing from approximately 13.5 Moz to approximately 31.0 Moz as at 31 December 2015. This places Sibanye comfortably in the top ten gold producers globally (in terms of production and gold reserves).Sibanye also now occupies a lower-quartile All-in-Sustaining Cost ("AISC") position amongst the global top ten global producers.

The cash generative nature of the gold operations allowed the Group to reduce gross debt from approximately R4.5 billion in 2013 to approximately R2 billion (excluding the Burnstone debt) by the end of 2015, making it one of the gold companies with the lowest financial gearing in the world and enabling it to pay shareholders an industry leading dividend, consistently since 2013.

"Since listing, Sibanye has delivered a total shareholder return (share price appreciation and accumulated dividends) in excess of 400%, giving a CAGR of 55% per annum, which is exceptional for any industry", Neal Froneman CEO of Sibanye said. "The improved price outlook for gold and a the weak rand has positioned us to continue to deliver superior returns", he concluded.

Sibanye's robust balance sheet and strong forecast cash flow have also enabled the company to deliver significant value to other stakeholders, including employees, its communities and the South African Government, as well as enable it to invest in economic and environmental sustainably and value accretive growth.

Stakeholders are advised that further detail relating to the Group strategy and Sibanye's Gold Division will be available at: www.sibanyegold.co.za, at 08:00 and 08:50(CAT) today.

In 2015, capital investment in organic growth projects of approximately R3.6 billion was approved by the Sibanye Board. The projects which include below infrastructure, depth extensions at Kloof and Driefontein and a revised development plan at Burnstone, will realise over 4 Moz of additional gold production and extended the Gold Division's life of Mine ("LoM) beyond 2040. More importantly, Sibanye expects to maintain gold production at over 1 Moz pa for at least 12 more years (until 2028).

All of the above mentioned projects exceed Sibanye's 15% project hurdle rate (real, after tax) at a real gold price of R450,000/kg, which was applied in 2015. At an applied gold price of R600,000/kg (the 2016 YTD average gold price is approximately R605,000/kg), these projects have a collective net present value ("NPV") of approximately R7 billion, with internal rates of return ("IRR") between 20% and 30%.

Wayne Robinson, CEO: Sibanye Gold Division said: " the Gold Division is the backbone of the company and is positioned to continue producing strong cash flow to support the company's dividend strategy in future".

Stakeholders are advised that further detail relating to the Sibanye's gold growth projects will be available at: www.sibanyegold.co.za, at 10:00 and 11:00(CAT) today.

An important organic project which will be significantly value accretive for Sibanye and offer an early and sustainable environmental rehabilitation solution for the West Wits region, is the West Rand Tailings Retreatment Project ("WRTRP"). The WRTRP is a large-scale, long-life surface tailings retreatment project which gained critical mass and economic viability as a result of the acquisition of the Cooke surface assets in 2015, from Gold One Limited. The WRTRP has Gold Reserves of approximately 10.3 Moz and Uranium Reserves of approximately 99.9 Mlbs. The WRTRP has been designed to be developed in a number of phases and different configurations, ensuring the group retains capital flexibility.

The feasibility study concluded in 2015, focuses on four high-grade anchor resources (containing approximately 2.4 Moz of gold and 53 Mlbs of uranium) which will produce approximately 100,000oz pa of gold and approximately 2.2 Mlbs pa of uranium at steady state, over an 18 year initial LoM. Sibanye has recently entered into memorandums of understanding with third parties to explore funding options.

Stakeholders are advised further detail relating to the WRTRP will be available at: www.sibanye gold.co.za, at 11:40(CAT) today.

Sibanye's robust financial position and strong cash flow, provide the Group with a competitive advantage to create further value for stakeholders, through value accretive and innovative acquisitions. The Groups existing regional presence and strategic focus on growth in South Africa provides an additional competitive advantage.

In 2015, the Group announced the proposed acquisitions of the Rustenburg platinum assets ("Rustenburg") from Anglo American Platinum Limited ("Anglo Platinum") and Aquarius Platinum Limited ("Aquarius"). The Aquarius acquisition was successfully concluded in April 2016 and with the Rustenburg acquisition anticipated to be concluded in the latter half of 2016.

The conclusion of the Rustenburg and Aquarius acquisitions will provide Sibanye with high-quality operations on the Western Limb of the Bushveld Complex and the Great Dyke in Zimbabwe and result in Sibanye becoming the fifth largest platinum group metals ("PGM") producer globally.

Rustenburg and Aquarius' Kroondal operations are contiguous, with delivery of R800 million in annual cost and operational synergies forecast within four years of concluding both transactions. The operations are strategically positioned for further value accretive consolidation of the fragmented South African platinum industry. The scale of the combined Sibanye Platinum Division should provide

Sibanye with the ability to play an influential role in the industry..

"While long term PGM fundamentals are robust, the current PGM price environment is challenging and this situation is exacerbated by unplanned operational disruptions often as a result of interventions by the regulators in South Africa and issues with organised labour, which we are currently addressing," said Jean Nel, CEO Sibanye Platinum Division. "We remain confident however, that the platinum investment will deliver significant value to Sibanye stakeholders in coming years".

Stakeholders are advised further detail relating to Sibanye's Platinum Division will be available at: www.sibanye gold.co.za, at 13:30 (CAT) today.

Neal Froneman CEO of Sibanye commented that: "the Group has not focused only on providing returns to shareholders, but consistent with the Group's vision, it has and will, continue to deliver superior value to all stakeholders. This, importantly includes ensuring a sustainable environment. A clean environment is not only critical to the health and prosperity of the country's citizens, but also to the sustainability of the business. Sibanye is actively pursuing and investing in the environment and future of the country, through initiatives such as the WRTRP, our water management programme, *SibanyeAMANZI*, and environmentally clean energy initiatives such as our solar photovoltaic project".

Stakeholders are advised further detail relating to Sibanye's Energy strategy and water management strategy will be available at: www.sibanye gold.co.za, at 14:20 and 15:30 (CAT) today.

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: July 28, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer